FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Form 6K dated March 4, 2008 along with letter sent to Bombay Stock Exchange Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For ICICI Bank Limited

Date:	March 4, 2008	By:	/s/ Mehernosh Kapadia
			Name:	Mehernosh Kapadia
			Title:	Joint Company Secretary

Item 1

March 4, 2008

Bombay Stock Exchange Ltd.
Floor 25, P.J. Towers
Dalal Street
Mumbai 400 001

Kind Attn: Mr. Hitesh Desai, Manager, Surveillance & Supervision

Dear Sirs,

Sub:	Your Letter Ref No: DOSS/RV/AK/239/2007-08 dated March 4, 2008

ICICI Bank has no material direct or indirect exposure to US sub-prime credit. The widening of credit spreads in the international markets have resulted in a negative mark-to-market impact on the credit derivatives and fixed income investment portfolios of the Bank and its overseas banking subsidiaries, while there has been no significant deterioration in actual credit quality of the underlying investments.

ICICI Bank and its overseas banking subsidiaries have an aggregate exposure of USD 2.2 billion in credit derivatives. As of January 31, 2008, the mark-to-market negative on this portfolio due to movement of credit spreads was about US$ 155 million of which USD 88 million had been provided for in the financial statements of the bank and its subsidiaries for the nine months ended December 31, 2007.

In addition, ICICI Bank and its overseas banking subsidiaries have fixed income investment portfolios which have a mark-to-market negative due to widening of credit spreads. As of January 31, 2008 this negative was about US$ 108 million of which US$ 101 million had been accounted for in the financial statements as of December 31, 2007. This includes mark-to-market on the available for sale portfolio which has been accounted for in the shareholders' equity.

It may be noted that unrealised gains on ICICI Bank's other investment portfolio has not been considered in above.

Sincerely,

Sandeep Batra